UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

L’Exotique, 99 Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F □

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 15, 2023, Eneti Inc. (the “Company”) entered into an agreement and plan of merger (the “Agreement and Plan of Merger”) by and between the Company and Wind MI Limited, a company incorporated under the laws of the Republic of the Marshall Islands. The Agreement and Plan of Merger was entered into pursuant to the Business Combination Agreement, dated June 16, 2023, by and between the Company and Cadeler A/S.

Attached to this Report on Form 6-K as Exhibit 99.1 is the Agreement and Plan of Merger.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the notice, proxy statement and proxy card of the Company for the Company's Special Meeting of Shareholders scheduled to be held on December 29, 2023, to approve the Agreement and Plan of Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC. (registrant)
Dated: December 15, 2023
	By:	/s/ Hugh Baker
Hugh Baker Chief Financial Officer